Exhibit 107

Calculation of Filing Fee Tables

Schedule 14C
(Form Type)

The Duckhorn Portfolio, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$333,941,445.66(1)(2)(3)	0.00014760	$49,289.76(4)
Fees Previously Paid	$0		$0
Total Transaction Valuation	$333,941,445.66
Total Fees Due for Filing			$49,289.76
Total Fees Previously Paid	$0		$0
Total Fee Offsets	$0		$0
Net Fee Due			$49,289.76

(1)	Title of each class of securities to which transaction applies: The Duckhorn Portfolio, Inc. common stock, par value $0.01 per share (“Company Common Stock”).

(2)
In accordance with Exchange Act Rule 0-11 and solely for the purpose of calculating the filing fee, the aggregate number of securities to which transaction applies is estimated to be 31,531,532 shares of Company Common Stock.

(3)
In accordance with Exchange Act Rule 0-11 and solely for the purpose of calculating the filing fee, the proposed maximum aggregate value of the transaction was calculated, as of March 18, 2024, based on the sum of (a) the product of 31,531,532 shares of Company Common Stock, multiplied by $9.01, representing the average of the high and low prices of the Company Common Stock reported on the New York Stock Exchange on March 12, 2024 and (b) $50,000,000 cash consideration.

(4)
In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined as the product of the proposed maximum aggregate value of the transaction as calculated in note (3) above multiplied by 0.00014760.